Exhibit 15.1

Recon Technology, Ltd Reports Financial Results for Fiscal Year 2021

Beijing, November 15, 2021 /PRNewswire/ -- Recon Technology, Ltd. (Nasdaq: RCON) (“Recon” or the “Company”), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for fiscal year 2021.

Fiscal 2021 Financial Highlights:

●	Total revenues for fiscal year 2021 decreased by 27.1% to $7.4 million (¥ 47.9 million).
●	Total cost of revenues for fiscal year 2021 decreased by 11.8% to $6.3 million (¥40.7 million).
●	Gross profit for fiscal year 2021 was $1.1 million (¥7.2 million). Gross profit margin for fiscal year 2021 was 15.1%, a decrease of 14.7 percentage points compared to fiscal year 2020.
●	Net loss attributable to Recon for fiscal year 2021 was $3.5 million (¥22.8 million), or $0.28 (¥1.80) per basic and diluted share, compared to ¥19.2 million, or ¥4.16 per basic and diluted share for the fiscal year 2020.

Management Commentary

Mr. Shenping Yin, co-founder and CEO of Recon, stated, “Fiscal 2021 has been a very challenging year for us. The impact of the COVID-19 pandemic hammered the oil industry in 2020, forcing oil companies in China to stay prudent with their investment and capitalization expenditures from July 2020 to early 2021. Thus, as some of our strong businesses remain under pressure to recover, we needed to adopt some temporary low price strategy to maintain partnerships with our clients which we believe will continue to bring high value to us in the long term. Nevertheless, we are pleased to see the treatment of waste water and oily sludge business segments perform well, which proves our investments on these sectors as worthwhile. We successfully developed some new customized equipment that matched other oilfields’ clients requirements and opened new markets. As the oil industry faced headwinds in 2021 and the years ahead, management are confident on the coming year’s performance and believe that we will regain our advantages in all business segments.”

Mr. Yin continued, “During this year, we also made some strategic decisions. On the one hand, the new energy market under the carbon peak and carbon neutral target bring new opportunities to all industries in China, and it also holds true in the oil industry. The overall energy utilization rate of China's oil fields is low due to their current power supply system and geographical distribution of oil wells. To this end, we have launched a solar-powered solution through cooperation with oil fields with introducing the application of blockchain technology in the distributed energy industry, and providing our oilfield customers with a practical solution to support their carbon peaking and carbon neutral actions. We have conducted trials on some oil wells in Changqing Oilfield, and the results so far mark our system solution as successful in helping our customers achieve a 78% reduction in CO2 emissions and over 20% energy savings. We will continue to invest resources in this trend and enhance our cooperation with our blockchain technology partners to improve our solution and expand the market to more oilfields and gas stations. On the other hand, we acquired a majority equity interest of FGS as we see in the trend of digitalization and intelligence utilization in gas stations in China. Although these strategic investments are subject to certain uncertainty, management believe it’s a worthy try and will bring a long term benefit for the best interest of the Company.”

Fiscal 2021 Financial Results:

Revenue

Total revenues were approximately ¥47.9 million ($7.4 million), representing a decrease of 27.1% compared to fiscal year 2020.

Automation products and software. Revenues from automation products and software decreased to approximately ¥32.9 million ($5.1 million), representing a decrease of 63.9% from fiscal year 2020. The decrease was mainly caused by 1) Affected by the oversea Pandemic and international travel limitation, we were not able to continue our oversea projects in Iraq, which contributed ¥20.0 million of revenue to our automation business for the year ended June 30, 2020, 2) Orders from Shenhua decreased and resumed at a lower level than prior years and 3) some of our oilfield clients were still in a recovery status from prior years’ loss and were prudent on further investment, negatively affecting our automation departments’ operation and collection of outstanding balances. Management expect this situation will be eased as oil price increase. We are also seeking for new opportunities in petrochemical segments and other sectors among our oilfield clients as they are investing into new energy and low-carbon and environmentally friendly automation solutions.

Equipment and accessories. Revenue from equipment and accessories increased to approximately ¥1.6 million ($0.2 million), representing a increase of 11% from fiscal year 2020, as orders for cost effective equipment, such as ultra-deep electric submersible progressing cavity pump from China Petroleum & Chemical Corporation (“Sinopec”), increased as oil and gas price rose and our clients’ investment in gas wells production increased. We expect this business will continued and bring a higher benefit in the coming year.

Oilfield environmental protection. Revenue from oilfield environmental protection increased to approximately ¥10.9 million ($1.7 million), representing a increase of 8792.2% from fiscal year 2020. During this period, our chemicals and related services for wastewater treatment were well accepted by clients and requirements remained stable as our clients kept an increased attention to wastewater quality during their production than prior years. Meanwhile, orders from oily sludge treatment also increased and we had also secured ¥36.3 million contracts for treatment. As we has not complete the treatment, there was barely revenue recorded during this year.

Platform outsourcing services. Revenue from platform outsourcing services increased to approximately ¥2.6 million ($0.4 million),representing an increase of 100% from fiscal year 2020. The increase was mainly due to the acquisition of FGS during the year ended June 30, 2021. FGS was consolidated into our operations from January 2021.

Cost and Margin

Total cost of revenues decreased by 11.8% to approximately ¥40.7 million ($6.3 million). This decrease was mainly caused by the decreased cost of revenue from automation product and software segment, which was partially offset by the increased cost of revenue from the other three segments during the year ended June 30, 2021.

Gross profit decreased to approximately ¥7.2 million ($1.1 million), representing a decrease of 63.2% from fiscal year 2020. Our gross profit as a percentage of revenue decreased by 14.7 percentage points to 15.1% for the year ended June 30, 2021 from 29.8% for the same period in 2020.

Operating Expenses

Total operating expenses increased to approximately ¥68.8 million ($10.7 million), representing an increase of 72.9%.

Selling and distribution expenses. Selling and distribution expenses were approximately ¥8.0 million ($1.2 million), representing a 82% increased year-over-year. We consolidated the selling expenses of FGS since January 2021 and recorded amortization expenses of customer relationship recognized in relation to the step acquisition. Meanwhile, our travelling expenses increased as the travel restriction was lifted when the Covid-19 pandemic appeared to be under control in China by the end of year 2020. Selling expenses were 16.8% of total revenues for the year ended June 30, 2021, and 6.7% of total revenues for the same period of 2020.

General and Administrative Expenses. General and administrative expenses was approximately ¥45.9 million ($7.1 million), representing a 75.9% increased year-over-year. The increase was primarily due to incurrence of offering cost of warrants issued during the fiscal year, the step acquisition of FGS as we consolidated the general and administrative expenses of FGS since January 2021, the increased profession services fees in relation to the multiple financing activities carried out during the year, and the increased depreciation expense for our Gansu production line during the year ended June 30, 2021, as the production line was transferred from construction in progress to production equipment and depreciated since January 2020. General and administrative expenses accounted for 95.9% of total revenues for the year ended June 30, 2021, and 39.7% of total revenues for the same period of 2020.

Provision for doubtful accounts. We recorded a provision for doubtful accounts of ¥2.2 million for the year ended June 30, 2020 as compared to a provision for doubtful accounts of ¥8.2 million ($1.3 million) for the same period in 2021. The increase was mainly due to 1) we made specific reserve for some outstanding accounts receivable which we did not collect as we expected due to the current unfavorable economy and made specific reserve for the receivables related to Iraq projects due to the delay in collection as a result of COVID-19 pandemic; and 2) the increased long-outstanding pre-contract costs incurred in anticipation of obtaining planned contracts for the Company’s revenue, but the progress of these contracts was delayed by the COVID-19 pandemic. As of the date of this report, 21.3% of the Company’s contract assets as of June 30, 2021 have been subsequently realized and the remaining balance is expected to be utilized by March 31, 2022. Management plans to continue to monitor and maintain the provision at a lower risk level.

Net Loss

Loss from operations was ¥61.6 million ($9.5 million), representing an increase of 205.2% from fiscal year 2020, which was a loss of ¥20.2 million.

Change in Fair Value of Warrant Liability.

The Company classify the warrants issued in connection with common share offering as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

Change in fair value of warrants issued on June 14, 2021 through fiscal year end was ¥35.4 million ($5.5 million)

Net Loss Attributable to Recon Technology, Ltd.

As a result of the factors described above, net loss was ¥22.8 million ($3.5 million) for the year ended June 30, 2021, an increase of ¥3.6 million ($0.6 million) from net loss of ¥19.2 million for the same period of 2020.

Basic and Diluted EPS.

Basic and diluted net loss per share were ¥1.80 (US$0.28), compared to ¥4.16 in fiscal year 2020.

Financial Condition

As of June 30,2021, the Company had cash of approximately ¥344.0 million ($53.3 million), compared to ¥30.3 million as of June 30, 2020. As of June 30, 2021, the Company had working capital of ¥412.0 million ($63.8 million), while as of June 30, 2020, the Company had working capital of ¥64.1 million. The increase in total current assets at June 30, 2021 compared to June 30, 2020 was mainly due to an increase in cash obtained through offerings, loans to third parties and contract assets, partially offset by a decrease in trade account receivable.

Net cash used in operating activities was ¥34.1 million ($5.3 million) for the year ended June 30, 2021,compared to net cash used in operating activities of approximately ¥5.2 million for fiscal year 2020. Net cash used in investing activities was ¥46.5 million ($7.2 million) for the year ended June 30, 2021, compared to ¥2.1 million for fiscal year 2020. Net cash provided by financing activities was ¥394.0 million ($61.0 million) for the year ended June 30, 2021, compared to net cash provided by financing activities of ¥33.2 million for fiscal year 2020.

Exchange Rate

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of ¥6.4579 to $1.00, the approximate exchange rate prevailing on June 30, 2021.

About Recon Technology, Ltd.

Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measures for increasing petroleum extraction levels, reducing impurities and lowering production costs. Since 2017, the Company has expanded its business operations into other segments of the broader energy industry including electric power, coal chemicals, renewable energy and environmental protection in the energy and chemical industries. Through the years, Recon has taken leading positions on several market segments of the oil and gas field service industry. Recon also has developed stable long-term cooperation relationships with its major clients, and its products and service are well accepted by clients. For additional information please visit: www.recon.cn.

Safe Harbor Statement

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, the effect of novel coronavirus and other health matters on target markets, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

IR contact:

In China:

Ms. Liu Jia

Recon Technology, Ltd.

Phone: +86 (10) 8494-5799

Email: info@recon.cn